FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No       ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the signing of a cooperation agreement between JA Solar Holding Co., Ltd. (the “Registrant”) and TÜV SÜD, made by the Registrant in English on December 12, 2011.

JA Solar Announces Strategic Cooperation Agreement with TUV SUD

SHANGHAI, China, Dec. 12, 2011 (GLOBE NEWSWIRE) -- JA Solar Holdings Co., Ltd., (Nasdaq:JASO) ("JA Solar" or the "Company"), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed a cooperation agreement with TÜV SÜD, one of the world's leading providers of testing and certification services. Under the terms of the agreement, JA Solar and TÜV SÜD will cooperate on a range of product and system testing and certification initiatives, including the establishment of a TÜV SÜD-accredited testing facility at JA Solar's Fengxian facility in Shanghai. JA Solar is the first Chinese solar company to sign a strategic cooperative agreement with TÜV SÜD.

With TÜV SÜD's support, JA Solar will establish at its Fengxian facility a world-class testing center, which will be qualified to conduct IEC61215/61730 testing. As part of the process of establishing the center, TÜV SÜD has already awarded TMP (Testing at Manufacturers' Premises) certification to JA Solar's in-house laboratory, which is the sole TMP laboratory of TÜV SÜD worldwide to date in the photovoltaic industry. The TMP qualification will enable the Company to complete its product certification processes more quickly and will lead to improved cost efficiencies.

"This partnership strengthens JA Solar's position as a clear technology leader in our industry, a position that is recognized by our customers worldwide," commented Dr. Peng Fang, CEO of JA Solar. "I'm confident that this alliance with TÜV SÜD will drive our R&D efforts and enable JA Solar to continue setting new technological benchmarks for the solar sector in China."

Mr. Robert Puto, global PV director of TÜV SÜD, said: "We are delighted to commence this partnership with JA Solar, a company that shares similar values to our own. Like TÜV SÜD, JA Solar is committed to driving industry-wide best practices, and we look forward to working with them to achieve those goals."

The two parties will also cooperate on drafting standards for the construction and assessment of solar power projects to ensure that projects comply with international standards for safety and efficiency. JA Solar will also leverage TÜV SÜD's experience in energy conservation and green building to ensure that its raw materials sourcing, production and sales processes, and solar power projects construction meet international best practice standards and are consistent with JA Solar's long-standing commitment to being a responsible corporate citizen.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

About TÜV SÜD

Established in Germany 140 years ago, TÜV SÜD Group, as one of the leading technology service companies worldwide, provides a wide range of services including testing, certification, inspection, consultation and specialist guidance, etc. Now the Group boasts more than 600 agents around the world, with an approximate staff of 16,000, making it possible to supply customers with optimized services in technology, system and operations. TÜV SÜD Group has been conducting business in China for two decades, and has offered related services to over 20,000 customers by now. For more information, please visit www.tuv-sud.cn.

CONTACT: JA Solar Contact:

         In China

         Martin Reidy
         Brunswick Group
         Tel: +86-10-5960-8600
         E-mail:jasolar@brunswickgroup.com

         In the U.S.

         Cindy Zheng
         Brunswick Group
         Tel: +1-212-333-3810
         E-mail:jasolar@brunswickgroup.com

         TUV SUD Contact:

         Ms. Lily Qian
         Corporate Communication
         TUV SUD Greater China
         No. 88 Heng Tong Road, Shanghai 200070
         Tel.: +86 21 6141 8673
         Fax: +86 21 6140 8600
         Email: yili.qian@tuv-sud.cn
         Website: http://www.tuv-sud.cn

Source: JA Solar Holdings Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: December 13, 2011